Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Two Months ended December 31, 2005	Fiscal Year ended October 31,
		2005	2004	2003	2002	2001
FIXED CHARGES
Interest expensed and capitalized, including amortization of deferred finance charges	$6,259	$37,654	$38,369	$44,377	$47,094	$42,740
Portion of rental expense representing interest factor	85	655	494	564	546	503

TOTAL FIXED CHARGES	6,344	38,309	38,863	44,941	47,640	43,243

EARNINGS
Pretax income	(9,153)	16,534	22,901	8,554	3,333	37,667
Fixed charges	6,344	38,309	38,863	44,941	47,640	43,243
Amortization of capitalized interest	328	1,909	1,883	1,862	1,785	1,758
Less capitalized interest	(59)	(610)	(876)	(1,278)	(1,971)	(2,054)

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES	$(2,540)	$56,142	$62,771	$54,079	$50,787	$80,614

RATIO OF EARNINGS TO FIXED CHARGES	—	1.47	1.62	1.20	1.07	1.86